

March 28, 2012

<u>Via Email</u>
Mr. Victor Karpiak
Chairman, President & Chief Executive Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, Washington
98057

> **Re:** **First Financial Northwest, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2012**
> **File No. 01-33652**

Dear Mr. Karpiak:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER 14A. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A to reflect the contested nature of the election.

2. Please revise to indicate that the proxy statement is a preliminary copy. See Rule 14a-6(e)(1).

3.   Please fill in all blanks and include information as of the most reasonable practicable date. For example, revise to update information required by Item 5(b) of Schedule 14A.

4.   Please refer to the preliminary proxy statement filed by Stilwell Value Partners II, L.P., and affiliates (the "Stilwell participants") on March 19, 2012. Please update your disclosure throughout to definitively indicate that the annual meeting solicitation is contested.

5.   Please supplement the disclosure and provide a brief background discussion of all material contacts the company has had with the Stilwell participants leading up to the current proxy contest.

Vote Required to Approve Proposal 1: Election of Directors, page 3

6.   Please supplement your disclosure to further clarify the effect of participation of the Stilwell nominees, inclusive of the range of potential election outcomes. Further, please revise to provide a brief synopsis of any regulatory approvals that would need to be met by any nominee elected.

Proposal 1- Election of Directors, page 6

7.   Please remove the duplicative disclosure regarding the votes required for proposals 2 and 3 that appear on page 3 and 4.

8.   We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Miscellaneous, page 28

9.   Please provide updated information pursuant to Item 4(b)(4) of Schedule 14A.

10.   It appears that you intend to solicit proxies by mail, personally, by telephone or "electronically." Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of press releases and/or electronic means that will be used to solicit proxies. See our comments below.

11.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

12.   Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   John F. Breyer, Esq.
                      Kristin Pechinsky, Esq.
                      Breyer & Associates PC